FOR IMMEDIATE RELEASE

           For:  Falcon Holding Group and Falcon Cable Systems Company
                      Contact:  Mike Menerey (818) 792-7132
                          Stan Itskowitch (310) 209-8400

                          FALCON HOLDING GROUP ACQUIRES
                      ASSETS OF FALCON CABLE SYSTEMS COMPANY

                   Los Angeles, California -- July 12, 1996 -- Falcon Holding Group, L.P. ("FHGLP") announced today that it has ac-quired all of the cable systems of Falcon Cable Systems Com-pany, L.P. (AMEX:FAL) for approximately $247.40 million in cash (the "Acquisition") through an affiliate, in accordance with the previously announced Asset Purchase Agreement.

                   FHGLP financed the Acquisition primarily through bor-rowings under a new $775 million Bank Credit Agreement (the "Facility"), which FHGLP and certain of its affiliates entered into today with a syndicate of banks, including The First Na-tional Bank of Boston, as Managing Agent, Toronto-Dominion (Texas) Inc., as Administrative Agent, and NationsBank of Texas, N.A., as Syndication Agent.

                   The dissolution of FAL has now begun, in accordance with the FAL Partnership Agreement which provides that FAL shall be dissolved upon the occurrence of the sale or distri-bution of all or substantially all of its assets. The general partner of FAL intends to wind-up the affairs of FAL in ac-cordance with the terms of the FAL Partnership Agreement, in-cluding the discharge of all of the liabilities of FAL, and the distribution of the remaining assets of FAL to its partners as appropriate.

                   Trading of the FAL Units on the American Stock Ex-change is expected to cease at the close of business on July 23, 1996 and the FAL Units will thereafter be delisted from the American Stock Exchange. FAL expects to commence the process of making the liquidating distribution of its assets on July 24, 1996 or as soon as practicable thereafter. Following payment of the liquidating distribution to the paying agent, FAL will be formally terminated.

                   While no definitive estimate of the per unit liqui-dating distribution can be made now, based upon the Acquisition price of $247.40 million, and assuming a hypothetical liquida-tion of FAL on March 31, 1996, the estimated cash distribution to unitholders of FAL would have been $9.17 per unit (the "Hy-pothetical Estimated Per Unit Distribution") (based upon
         6,398,913 units outstanding).  The Hypothetical Estimated Per
         Unit Distribution was calculated assuming (i) net liabilities







         on the balance sheet of the Partnership, excluding property, plant and equipment and intangible assets ("Net Liabilities") of approximately $181.51 million (as of March 31, 1996), (ii) a sale fee equal to approximately $6.19 million (2 1/2% of the $247.40 million Acquisition price), and (iii) satisfaction of all other liabilities of FAL required to be satisfied in con-nection with the liquidation of FAL, each of which the FAL Partnership Agreement requires be paid prior to the distribu-tion of any remaining cash to unitholders of FAL. The Hypo-thetical Estimated Per Unit Distribution is presented for il-lustrative purposes only and does not necessarily represent amounts FAL will distribute to unitholders.

                   FHGLP is one of the largest cable television opera-tors in the United States. FHGLP owns television systems serv-ing customers in 23 states and also controls and holds varying interests in, certain affiliated cable systems which it man-ages.

                   Prior to the Acquisition, FAL owned and operated cable television systems in more than 100 communities in Cali-fornia and western Oregon. As of March 31, 1996, FAL had ap-proximately 135,553 homes subscribing to cable service and 50,337 premium service units.


                                      # # #